SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15 (d) of the

Securities Exchange Act of 1934

For the fiscal year ended December 31, 2005

Commission File No. 1-442

BAO VOLUNTARY SAVINGS PLAN

THE BOEING COMPANY

100 N. Riverside Plaza

Chicago, Illinois 60606-1596

BAO VOLUNTARY SAVINGS PLAN

BAO VOLUNTARY SAVINGS PLAN

Financial Statements as of and for the Years Ended December 31, 2005 and 2004, Supplemental Schedule as of December 31, 2005, and Report of Independent Registered Public Accounting Firm

BAO VOLUNTARY SAVINGS PLAN

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Employee Benefit Plans Committee and Members

The Boeing Company

Chicago, Illinois

We have audited the accompanying statements of net assets available for benefits of the BAO Voluntary Savings Plan (the “Plan”) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2005 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/S/    DELOITTE & TOUCHE LLP

June 22, 2006

BAO VOLUNTARY SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2005 AND 2004

	2005	2004
ASSETS:
Investments – at fair value:
Interest in Master Trust	$78,685,697	$66,595,102
Loans to Members	3,465,334	2,628,473

	82,151,031	69,223,575
Receivables – Employer contributions	118,847	118,858

NET ASSETS AVAILABLE FOR BENEFITS	$82,269,878	$69,342,433

See notes to financial statements.

BAO VOLUNTARY SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
ADDITIONS:
Investment income:
Income from Master Trust	$5,868,490	$6,164,215
Income from loans	175,968	59,521

Total investment income	6,044,458	6,223,736

Contributions:
Employer	4,352,552	3,518,048
Member	7,427,260	6,299,833

Total contributions	11,779,812	9,817,881

Total additions	17,824,270	16,041,617
DEDUCTIONS—Benefits	4,896,825	5,654,518

NET ADDITIONS	12,927,445	10,387,099

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	69,342,433	58,955,334

End of year	$82,269,878	$69,342,433

See notes to financial statements.

BAO VOLUNTARY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

1.    DESCRIPTION OF THE PLAN

The following description of the BAO Voluntary Savings Plan (the “Plan”), formerly the Voluntary Savings Plan for BAO Aircraft and Trainer Operations Employees, provides only general information. Eligible employees, as defined by the Plan (“Members”), should refer to the Plan document for a more complete description of the Plan’s provisions.

General – The Plan is a defined contribution savings plan designed to encourage and assist eligible employees of Boeing Aerospace Operations, Inc. (the “Company”), a wholly owned subsidiary of The Boeing Company (“Boeing”), to adopt a program of investment. An employee becomes eligible to participate the first day of employment.

The assets of the Plan, excluding loans and receivables, are held in The Boeing Company Employee Savings Plans Master Trust (the “Master Trust”). State Street Bank and Trust Company (“SSBT”) serves as trustee for the Master Trust.

Contributions – Members may elect to contribute, subject to statutory limitations, between 1% and 20%, depending upon their labor contract, of their base compensation. Certain eligible employees are allowed to make catch-up contributions. This provision is available to eligible employees age 50 or older during the plan year and who contribute either 8% in pretax contributions or have reached a specified limit for the plan year. Members may elect to change contribution percentages to be effective the next pay period after the request is received or as soon as administratively possible. The allocation of both their contributions and employer contributions to the funds may be changed at any time and become effective on the day of the change or the next business day according to when the change is made in relation to the stock market close of business. The Plan allows eligible Members to contribute to the Plan from pretax compensation, after-tax compensation, or a combination of both. The Plan also accepts certain rollover contributions.

Under the terms of the Plan, the Company may make a matching contribution for certain eligible Members based on their union or government contract. In addition, the Company may also contribute a defined percentage of base compensation to a fully vested retirement account for eligible Members, based on their contract.

For descriptions of each contract/group, refer to the Plan document.

Members’ Accounts – Individual accounts are maintained for each Plan Member. Each Member’s account is credited with the Member’s contribution and Company’s contribution, allocations of Plan earnings (losses), and charged with an allocation of certain administrative expenses, and Member specific charges, if applicable. Allocations are based on Member earnings or account balances, as defined by the Plan document. The benefit to which a Member is entitled is the benefit that can be provided from the Member’s vested account.

Vesting – Member contributions, both pretax and after-tax, employer matching contributions, retirement contributions, and earnings on those contributions are immediately vested.

Withdrawals – Members may elect to withdraw all or a portion of their own pretax contribution accounts, after-tax contribution accounts, employer matching accounts, and rollover accounts at any time on or after the date the Member attains age 59-1/2. If a Member is under age 59-1/2, withdrawals from pretax contribution accounts are subject to certain hardship rules as provided by the Plan. If a

Member takes a hardship withdrawal, the Member may continue contributions to the Plan; however, employer matching contributions will be suspended for six months following the withdrawal.

In addition, a Member may elect to withdraw all or part of his or her employer matching account before the Member attains age 59-1/2, but only if the Member has attained his or her fifth anniversary of employment. If such a withdrawal is made, employer matching contributions will be suspended for six months following the withdrawal. Company contributions may be fully withdrawn upon termination of employment. Withdrawals of after-tax contributions and rollover contributions can be made at any time.

Loans – Members are permitted to borrow a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of the total value of their total vested account balances and may have two loans within the Company’s savings Plans outstanding at any time. Loans may be additionally limited in accordance with Plan provisions. The interest rate on new loans is set every month and is equal to the prime rate published in the Wall Street Journal as of the last business day of the calendar month immediately preceding the date of the loan. The range of interest rates on loans was 5.25% to 7.25% and 4% to 5% for the years ended December 31, 2005 and 2004, respectively.

Loan repayment is made through regular payroll deductions over a period of up to 60 months for general loans and over a longer period for loans used to finance the purchase of a principal residence. If a Member’s employment terminates for any reason and the loan balances are not paid in full within 90 days of termination, the loan balances will be canceled and become taxable income to the Member. Certain Members may continue to make loan repayments after termination of employment under procedures established by the Plan administrator.

Benefit Payments – On termination of service, a Member may elect to receive a lump-sum amount equal to the value of the Member’s vested interest in his or her account; a partial payment amount; or monthly, quarterly, semiannual, or annual installments of a fixed dollar amount or for a specific number of years up to 10 years. Generally, a Member may elect to have all or a portion of his or her Boeing Stock Fund balance paid in shares and/or cash.

Investment Funds – Upon enrollment in the Plan, Members may direct their contributions and any employer matching contributions and retirement contributions to 11 of the investment funds in the Master Trust. These 11 investment funds consist of common/collective trusts, mutual funds, and the Boeing Company common stock (“Boeing common stock”). Investment funds are valued daily, and Members may elect to change their investment allocations on a daily basis.

Termination – In the event of termination of the Plan, both Member and Company contributions, including any income earned, will be distributed to the Members upon request.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The financial statements of the Plan have been prepared on the accrual basis of accounting.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Valuation of Investments – Investments in the Master Trust are valued daily as follows:

•	Shares in mutual funds are valued at quoted market prices, which represent the net asset value as of the last trading day of the year.

•	Investments in common/collective trust funds are valued based on the year-end unit value; unit values are determined by the issuer by dividing the quoted fair values of the total net assets at year-end by the outstanding units.

•	Synthetic guaranteed investment contracts (“Synthetic GICs”) are valued at contract value.

•	Boeing common stock is valued at the market closing price as of the last trading day of the year.

•	The Short Term Investment fund is a common/collective trust fund and assets in the fund are stated at amortized cost, which approximates fair value.

•	Member loans are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. The net appreciation/depreciation in fair value of investments includes both realized and unrealized gains or losses and is calculated as the difference between the fair value of the assets as of the beginning of the plan year or the purchase date in the current year, and either the sales price or the end-of-year fair value.

Benefits – Benefits are recorded when paid.

Expenses – Necessary and proper expenses of the Plan are paid from the Plan assets at the Master Trust level except for those expenses Boeing is required by law or chooses to pay.

3.    MASTER TRUST

The Master Trust is composed of 16 investment funds. The assets are invested and managed jointly and then allocated between six Plans. The allocation of net assets available for benefits is based on the respective number of units held by the Plans’ Members as of plan year-end. The allocation of the changes in net assets available for benefits is calculated daily based on the units held by the Plans’ Members as of that day’s end.

At December 31, 2005 and 2004, the assets of the following Plans were combined in the Master Trust:

•	The Boeing Company Voluntary Investment Plan.

•	The Boeing Company Employee Financial Security Plan.

•	BAO Voluntary Savings Plan.

•	Employee Payroll Stock Ownership Plan of McDonnell Douglas Corporation.

•	Employee Retirement Income Plan of McDonnell Douglas Corporation – Defined Contribution Plan.

•	Employee Retirement Income Plan of McDonnell Douglas Corporation – Hourly Defined Contribution Plan.

The Plan’s interest in the Master Trust was $78,685,697 and $66,595,102, representing 0.3% of the Master Trust’s net assets at December 31, 2005 and 2004.

The following table presents the values of investments for the Master Trust at December 31:

	2005	2004
Investments – at fair value:
Common/collective trusts	$9,841,511,454	$9,281,299,624
Mutual funds	3,460,701,582	3,651,313,232
Boeing common stock	4,406,872,883	3,312,076,642

	17,709,085,919	16,244,689,498
Investments – at contract value:
Synthetic GICs	7,548,541,175	6,971,323,461

Total Master Trust investments	$25,257,627,094	$23,216,012,959

Investment income for the Master Trust for the years ended December 31 is as follows:

	2005	2004
Appreciation in fair value of investments:
Common/collective trusts	$428,982,905	$830,603,296
Mutual funds	20,031,275	211,047,554
Boeing common stock	1,163,139,971	637,430,506

Net appreciation in fair value of investments	1,612,154,151	1,679,081,356

Interest income	388,577,245	373,573,184
Dividend income	180,524,042	85,912,275

Total Master Trust investment income	$2,181,255,438	$2,138,566,815

4.    PLAN AMENDMENTS

Effective April 5, 2004, the Plan accepts rollover contributions from the following types of plans and money sources, provided that certain conditions are satisfied: after-tax contributions and associated investment earnings from 401(a) or 403(a) qualified plans; taxable portions of 403(b) qualified plans; taxable portions of governmental 457(b) qualified plans; taxable portions of traditional Individual Retirement Accounts (“IRAs”) and simplified employee pension IRAs (excluding Roth IRAs).

5.    SIGNIFICANT INVESTMENTS

At December 31, 2005 and 2004, the Plan’s investment in the Master Trust represents 5% or more of the net assets available for benefits.

6.    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements as of December 31 to Form 5500:

	2005	2004
Net assets available for benefits per the financial statements	$82,269,878	$69,342,433
Amounts allocated to withdrawing Members	(5,581)	(715)

Net assets available for benefits per Form 5500	$82,264,297	$69,341,718

The following is a reconciliation of benefits paid to Members per the financial statements for the year ended December 31, 2005, to Form 5500:

Benefits paid to Members per the financial statements	$4,896,825
Amounts allocated to withdrawing members – December 31, 2005	5,581
Amounts allocated to withdrawing members – December 31, 2004	(715)

Benefits paid to Members per Form 5500	$4,901,691

Amounts allocated to withdrawing Members are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

7.    RELATED–PARTY TRANSACTIONS

Certain Master Trust investments are managed by SSBT. SSBT is the trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. The investment management fees for the Plan are paid at the Master Trust level.

8.    TAX STATUS

The Internal Revenue Service has determined and informed The Boeing Company by a letter, dated December 10, 2003, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving the determination letter; however, the Plan administrator believes that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC. Therefore, the Plan administrator believes the Plan’s tax-exempt status has not been affected, and no provision for income taxes has been included in the Plan’s financial statements.

9.    SUBSEQUENT EVENTS

Effective January 1, 2006, the Boeing Aerospace Operations, Inc. (“BAO”) (a subsidiary of McDonnell Douglas Corporation), reorganized its benefit programs. Pursuant to this reorganization, BAO employees in certain benefit programs (Aerospace Training, Oklahoma City – Engineers, Aerospace Training, Oklahoma City – Professionals and Non Exempt, and Aerospace Training Management – Critical Skills) became eligible to participate in The Boeing Company Voluntary Investment Plan (the “VIP”) in lieu of this Plan. No accounts were transferred to the VIP.

Effective January 3, 2006, the Master Trust added nine new investment funds; one of the existing investment funds, the Small Companies Fund, was terminated and mapped into two of the new funds, the Small/Mid Companies Growth Fund and the Small/Mid Companies Value Fund. Additionally, existing funds which invested in mutual funds were modified to provide similar investment strategies through separate accounts.

Effective January 3, 2006, a Member will not be permitted to transfer funds into the Boeing Stock fund for the 30-day period following his/her transfer of funds out of the Boeing Stock Fund.

Effective January 3, 2006, each investment fund, except the Stable Value Fund, will impose a 1.5% redemption fee on all transfers out of the fund within a 30-day period following a Member’s transfer into the fund. Redemption fee proceeds will be reinvested in the respective investment funds.

*  *  *  *  *  *

BAO VOLUNTARY SAVINGS PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

AS OF DECEMBER 31, 2005

Security Name	Description	Fair Value
Interest in Master Trust		$78,685,697
*Loans to Members	Interest 5.25% – 7.25%	3,465,334

Total		$82,151,031

*Party-in-interest

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BAO VOLUNTARY SAVINGS PLAN

June 28, 2006	/s/ Curt C. Nohavec
Date	Curt C. Nohavec Vice President Finance and Business and Chief Financial Officer Shared Services Group